FORM 6 – K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2026

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

On February 10, 2026, the Registrant issued a press release announcing its unaudited fourth quarter and full year 2025 results. A copy of this press release is furnished herewith.

The attached press release is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442, 333-236028, 333-253972, 333-255740, 333-264974, 333-278802, 333-286156 and 333-290006) and on Form F-3 (Registration No. 333-289911).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 10, 2026	By: /s/ Doron Kerbel
Doron Kerbel
CLO & Corporate Secretary

Gilat Reports Fourth Quarter and Full Year 2025 Results

Q4 Revenue of $137.0 million, GAAP Operating Income of $13.0 million and Adjusted EBITDA of $18.2 million

2025 Revenue of $451.7 million, GAAP Operating Income of $23.4 million and a Record Adjusted EBITDA of $53.2 million

Guidance1 for 2026 Calls for Double Digit Revenue and Adjusted EBITDA Growth

Petah Tikva, Israel, February 10, 2026 — Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the fourth quarter and full year ended December 31, 2025.

Fourth Quarter 2025 Financial Highlights

•	Revenue of $137.0 million, up 75% compared with $78.1 million in Q4 2024;

~~•~~	GAAP operating income of $13.0 million, compared with GAAP operating income of $12.8 million in Q4 2024;

•	Non-GAAP operating income of $15.2 million, compared with $9.7 million in Q4 2024;

•	GAAP net income of $8.8 million, or $0.13 per diluted share, compared with GAAP net income of $11.8 million, or $0.21 per diluted share, in Q4 2024;

•	Non-GAAP net income of $13.4 million, or $0.20 per diluted share, compared with $8.5 million, or $0.15 per diluted share, in Q4 2024;

•	Adjusted EBITDA of $18.2 million, up 50% compared with $12.1 million in Q4 2024.

Full Year 2025 Financial Highlights

•	Revenue of $451.7 million, up 48%, compared with $305.4 million in 2024;

•	GAAP operating income of $23.4 million, compared with $27.7 million in 2024;

•	Non-GAAP operating income of $42.5 million, up 33% compared with $31.9 million in 2024;

•	GAAP net income of $20.7 million, or $0.34 per diluted share, compared with $24.8 million, or $0.44 per diluted share in 2024;

•	Non-GAAP net income of $39.0 million, or $0.64 per diluted share, compared with $28.2 million, or $0.49 per diluted share in 2024;

•	Adjusted EBITDA of $53.2 million, up 26% compared with $42.2 million in 2024.

Forward-Looking Expectations

Management’s financial guidance for 2026 is for revenue of between $500 to $520 million, representing a revenue growth rate of approximately 13% at the midpoint. Adjusted EBITDA for 2026 is expected to be between $61 to $66 million, representing a growth rate of approximately 19% at the midpoint1.

Management Commentary

Adi Sfadia, Gilat's CEO, commented: "We ended 2025 with a very strong fourth quarter and a solid year, reflecting steady execution across the company, driven primarily by our key growth engines of Defense, IFC and advanced multi‑orbit solutions. Revenue increased both in the fourth quarter and for the full year, through organic growth and through acquistions. Adjusted EBITDA also improved, underscoring our operational strength and sustained demand for Gilat’s technology. Altogether, the results point to durable momentum as our solutions become more integral to global connectivity."

Mr. Sfadia added, "In the fourth quarter, we recorded several notable achievements. In the Defense Division, we continued to expand our customer base and opened a new segment with an Earth Observation (EO) solution to serve the unique needs of defense customers around the world. Our Commercial Division further secured its leadership position in both IFC and next-generation satellite ground platforms with large awards from new and existing customers. These outcomes highlight the breadth of our portfolio, the pace of innovation and our ability to integrate new products and acquired technologies."

Mr. Sfadia concluded, "For 2026, we expect continued double digit growth supported by a strong backlog and healthy pipelines. Moreover, with a solid balance sheet and over $183 million in net cash, we are continually exploring additional growth opportunities and potential targets."

1 We do not provide forward-looking guidance on a GAAP basis, including Net income, because we are unable to reasonably provide forward-looking guidance for certain financial data, such as earnout-based expenses related to recent acquisitions. As a result, we are not able to provide a reconciliation of GAAP to non-GAAP financial measures for forward looking data without unreasonable effort.

Key Recent Announcements

•	Gilat Receives Over $10 Million Order to Support LEO Constellation

•	Gilat Awarded a Multimillion Order for its Sidewinder ESA Inflight Connectivity Terminals

•	Gilat Receives Approximately $11 Million SkyEdge Platform Order from Leading Satellite Operator in Asia Pacific

•	Gilat Announces an Oversubscribed Private Placement of US$ 100 Million to Institutional and Accredited Investors

•	Gilat Receives Approximately $10 Million Order for Direct Downlink Earth Observation Solution

•	Gilat Receives More Than $6 Million in Orders to Support Low Earth Orbit Constellations

Conference Call Details

Following the release, Adi Sfadia, Chief Executive Officer, and Gil Benyamini, Chief Financial Officer, will discuss Gilat’s fourth quarter 2025 results and business achievements and participate in a question and answer session:

In English:
Date:               Tuesday, February 10, 2026
Start:               08:30 AM EST / 15:30 IST

A simultaneous webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: https://www.veidan-conferencing.com/gilat

Or Dial-in:      US: 1-888-407-2553
                       International: +972-3-918-0609

In Hebrew:
Date:               Tuesday, February 10, 2026
Start:               09:30 AM EST / 16:30 IST

A simultaneous webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link:

https://gk-biz.zoom.us/webinar/register/WN_G88a-1dHSZmui4RWxTEjLg

The webcasts will also be archived for a period of 30 days on the Company’s website and through the link above.

Non-GAAP Measures

The attached unaudited summary consolidated financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the summary consolidated financial statements presented in accordance with GAAP, Gilat presents non-GAAP measurements of gross profit, operating expenses, operating income, income before taxes on income, net income, Adjusted EBITDA, and earnings per share. The adjustments to Gilat’s GAAP results are made with the intent of providing both management and investors with a more complete understanding of Gilat’s underlying operational results, trends, and performance. Non-GAAP financial measures mainly exclude, if and when applicable, the effect of stock-based compensation, amortization of purchased intangibles, lease incentive amortization, other non-recurring expenses, other integration expenses, other operating expenses (income), net, and income tax effect on the relevant adjustments.

Adjusted EBITDA is presented to compare Gilat’s performance to that of prior periods and evaluate Gilat’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with Gilat’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's net income and adjusted EBITDA is presented in the attached summary consolidated financial statements.

Non-GAAP presentations of gross profit, operating expenses, operating income, income before taxes on income, net income, adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we develop and deliver deep technology solutions for satellite, ground, and new space connectivity, offering next-generation solutions and services for critical connectivity across commercial and defense applications.  We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Together with our wholly owned subsidiaries Gilat Wavestream, Gilat DataPath, and Gilat Stellar Blu, we offer integrated, high-value solutions supporting multi-orbit constellations, Very High Throughput Satellites (VHTS), and Software-Defined Satellites (SDS) via our Commercial and Defense Divisions. Our comprehensive portfolio is comprised of a software-defined platform and modems, high-performance satellite terminals, advanced Satellite On-the-Move (SOTM) antennas and ESAs, highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense markets, field services, network management software, and cybersecurity services.

Gilat’s products and tailored solutions support multiple applications including government and defense, IFC and mobility, cellular backhaul, enterprise, aerospace and critical infrastructure clients all while meeting the most stringent service level requirements. For more information,  please visit: http://www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the U.S. Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:

Gilat Satellite Networks
Hagay Katz, Chief Products and Marketing Officer
PublicRelations@gilat.com

Alliance Advisors

GilatIR@allianceadvisors.com
Phone: +1 212 838 3777

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except share and per share data)

	Twelve months ended		Three months ended
	December 31,		December 31,
	2025	2024	2025	2024
	Unaudited	Audited	Unaudited

Revenues	$451,657	$305,448	$136,959	$78,128
Cost of revenues	318,313	192,117	98,671	47,107

Gross profit	133,344	113,331	38,288	31,021

Research and development expenses, net	46,651	38,136	11,227	10,108
Selling and marketing expenses	35,114	27,381	9,572	6,657
General and administrative expenses	31,345	26,868	11,496	6,192
Other operating income, net	(3,206)	(6,751)	(6,964)	(4,706)

Total operating expenses	109,904	85,634	25,331	18,251
Operating income	23,440	27,697	12,957	12,770

Financial income (expenses), net	(4,526)	1,504	(1,348)	63

Income before taxes on income	18,914	29,201	11,609	12,833

Taxes on income	1,809	(4,352)	(2,818)	(1,069)

Net income	$20,723	$24,849	$8,791	$11,764

Basic earnings per share	$0.35	$0.44	$0.14	$0.21

Diluted earnings per share	$0.34	$0.44	$0.13	$0.21

Weighted average number of shares used in
computing earnings per share
Basic	59,428,823	57,016,920	65,075,472	57,017,032
Diluted	60,402,165	57,016,920	67,377,192	57,017,032

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	December 31, 2025			December 31, 2024
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$38,288	3,517	$41,805	$31,021	575	$31,596
Operating expenses	25,331	1,270	26,601	18,251	3,680	21,931
Operating income	12,957	2,247	15,204	12,770	(3,105)	9,665
Income before taxes on income	11,609	2,247	13,856	12,833	(3,105)	9,728
Net income	$8,791	4,633	$13,424	$11,764	(3,252)	$8,512

Basic earnings per share	$0.14	$0.07	$0.21	$0.21	$(0.06)	$0.15

Diluted earnings per share	$0.13	$0.07	$0.20	$0.21	$(0.06)	$0.15

Weighted average number of shares used in
computing earnings per share
Basic	65,075,472		65,075,472	57,017,032		57,017,032
Diluted	67,377,192		68,130,573	57,017,032		57,024,316

(*) Adjustments reflect the effect of stock-based compensation as per ASC 718, amortization of purchased intangibles, other operating income, net, other integration expenses and income tax effect on such adjustments which is calculated using the relevant effective tax rate.

	Three months ended	Three months ended
	December 31, 2025	December 31, 2024
	Unaudited	Unaudited

GAAP net income	$8,791	$11,764

Gross profit
Stock-based compensation expenses	197	133
Amortization of purchased intangibles	3,320	389
Other integration expenses	-	53
	3,517	575
Operating expenses
Stock-based compensation expenses	1,842	653
Stock-based compensation related to business combination	2,657	140
Amortization of purchased intangibles	1,112	216
Other operating income, net	(6,964)	(4,706)
Other integration expenses	83	17
	(1,270)	(3,680)

Taxes on income	2,386	(147)

Non-GAAP net income	$13,424	$8,512

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Twelve months ended			Twelve months ended
	December 31, 2025			December 31, 2024
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$133,344	9,659	$143,003	$113,331	3,673	$117,004
Operating expenses	109,904	(9,388)	100,516	85,634	(500)	85,134
Operating income	23,440	19,047	42,487	27,697	4,173	31,870
Income before taxes on income	18,914	19,047	37,961	29,201	4,173	33,374
Net income	20,723	18,272	38,995	24,849	3,376	28,225

Basic earnings per share	$0.35	$0.31	$0.66	$0.44	$0.06	$0.50

Diluted earnings per share	$0.34	$0.30	$0.64	$0.44	$0.05	$0.49

Weighted average number of shares used in
computing earnings per share
Basic	59,428,823		59,428,823	57,016,920		57,016,920
Diluted	60,402,165		61,254,135	57,016,920		57,041,778

(*) Adjustments reflect the effect of stock-based compensation as per ASC 718, amortization of purchased intangibles, other operating income, net, other non-recurring expenses, other integration expenses and income tax effect on such adjustments which is calculated using the relevant effective tax rate.

	Twelve months ended	Twelve months ended
	December 31, 2025	December 31, 2024
	Unaudited	Unaudited

GAAP net income	$20,723	$24,849

Gross profit
Stock-based compensation expenses	814	518
Amortization of purchased intangibles	8,781	2,412
Other non-recurring expenses	-	466
Other integration expenses	64	277
	9,659	3,673
Operating expenses
Stock-based compensation expenses	5,262	2,771
Stock-based compensation related to business combination	2,344	3,437
Amortization of purchased intangibles	4,385	988
Other operating income, net	(3,206)	(6,751)
Other integration expenses	603	55
	9,388	500

Taxes on income	(775)	(797)

Non-GAAP net income	$38,995	$28,225

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Twelve months ended		Three months ended
	December 31,		December 31,
	2025	2024	2025	2024
	Unaudited		Unaudited

GAAP net income	$20,723	$24,849	$8,791	$11,764
Adjustments:
Financial expenses (income), net	4,526	(1,504)	1,348	(63)
Taxes on income	(1,809)	4,352	2,818	1,069
Stock-based compensation expenses	6,076	3,289	2,039	786
Stock-based compensation related to business combination	2,344	3,437	2,657	140
Depreciation and amortization (*)	23,850	13,777	7,392	3,068
Other operating income, net	(3,206)	(6,751)	(6,964)	(4,706)
Other non-recurring expenses	-	466	-	-
Other integration expenses	667	332	83	70

Adjusted EBITDA	$53,171	$42,247	$18,164	$12,128

(*) Including amortization of lease incentive

SEGMENT REVENUES:

	Twelve months ended		Three months ended
	December 31,		December 31,
	2025	2024	2025	2024
	Unaudited		Unaudited

Commercial	$281,352	$155,344	$75,118	$36,962
Defense	100,430	97,755	33,336	29,358
Peru	69,875	52,349	28,505	11,808

Total revenues	$451,657	$305,448	$136,959	$78,128

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2025	2024
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$168,907	$119,384
Short-term deposits	16,433	-
Restricted cash	88	853
Trade receivables, net	79,383	49,600
Contract assets	36,987	24,941
Inventories	45,430	38,890
Other current assets	38,325	21,963

Total current assets	385,553	255,631

LONG-TERM ASSETS:
Restricted cash	-	12
Long-term contract assets	7,890	8,146
Severance pay funds	6,941	5,966
Deferred taxes	15,558	11,896
Operating lease right-of-use assets	5,922	6,556
Other long-term assets	19,871	5,288

Total long-term assets	56,182	37,864

PROPERTY AND EQUIPMENT, NET	75,172	70,834

INTANGIBLE ASSETS, NET	53,986	12,925

GOODWILL	169,534	52,494

TOTAL ASSETS	$740,427	$429,748

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

	December 31,	December 31,
	2025	2024
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loan	$2,000	$-
Trade payables	31,614	17,107
Accrued expenses	59,797	45,368
Advances from customers and deferred revenues	71,953	18,587
Operating lease liabilities	2,957	2,557
Other current liabilities	41,529	17,817

Total current liabilities	209,850	101,436

LONG-TERM LIABILITIES:
Long-term loan	-	2,000
Accrued severance pay	7,508	6,677
Long-term advances from customers and deferred revenues	67	580
Operating lease liabilities	3,102	4,014
Other long-term liabilities	19,622	10,606

Total long-term liabilities	30,299	23,877

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	3,765	2,733
Additional paid-in capital	1,115,030	943,294
Accumulated other comprehensive loss	(3,768)	(6,120)
Accumulated deficit	(614,749)	(635,472)

Total shareholders' equity	500,278	304,435

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$740,427	$429,748

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Twelve months ended		Three months ended
	December 31,		December 31,
	2025	2024	2025	2024
	Unaudited	Audited	Unaudited
Cash flows from operating activities:
Net income	$20,723	$24,849	$8,791	$11,764
Adjustments required to reconcile net income
to net cash provided by (used in) operating activities:
Depreciation and amortization	23,651	13,554	7,349	3,012
Stock-based compensation expenses	8,420	6,726	4,696	926
Accrued severance pay, net	(145)	(89)	10	(72)
Deferred taxes, net	(3,662)	1,834	2,663	298
Increase in trade receivables, net	(35,839)	(5,393)	(25,226)	(2,328)
Decrease (increase) in contract assets	(11,831)	4,565	(22,284)	11,506
Decrease in other assets and other adjustments (including short-term, long-term
and effect of exchange rate changes on cash, cash equivalents and restricted cash)	16,021	11,661	3,951	8,590
Decrease (increase) in inventories	1,539	(1,928)	4,897	544
Increase (decrease) in trade payables	(2,195)	3,196	17,180	(1,884)
Increase (decrease) in accrued expenses	7,896	(5,906)	6,869	(8,581)
Decrease in advances from customers and deferred revenues	(894)	(16,390)	(9,519)	(4,228)
Decrease in other liabilities	(3,009)	(5,010)	(5,677)	(3,265)
Net cash provided by (used in) operating activities	20,675	31,669	(6,300)	16,282

Cash flows from investing activities:
Purchase of property, equipment and intangible assets	(11,490)	(6,610)	(3,230)	(2,515)
Investment in other asset	(3,500)	-	-	-
Investments in short-term deposits	(16,433)	-	(16,433)	-
Acquisitions of subsidiary, net of cash acquired	(104,943)	-	-	-
Net cash used in investing activities	(136,366)	(6,610)	(19,663)	(2,515)

Cash flows from financing activities:
Repayment of credit facility, net	-	(7,453)	-	-
Repayment of short-term debts	-	(7,836)	-	(3,793)
Proceeds from short-term debts	-	7,836	-	1,066
Proceeds from long-term loan, net of associated costs	58,970	(654)	-	(654)
Repayment of long-term loan	(60,000)	-	(58,500)	-
Proceeds from issuance of Ordinary shares in a private placement, net	164,060	-	98,735	-
Proceeds from exercise of stock options	166	-	-	-
Net cash provided by (used in) financing activities	163,196	(8,107)	40,235	(3,381)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,241	(1,454)	(173)	(896)

Increase in cash, cash equivalents and restricted cash	48,746	15,498	14,099	9,490

Cash, Cash equivalents and Restricted cash at the Beginning of the Period	120,249	104,751	154,896	110,759

Cash, cash equivalents and restricted cash at the end of the period	$168,995	$120,249	$168,995	$120,249